North Capital Private Securities Corporation

Statement of Income

For the Year Ended March 31, 2016

Revenue		
Investment banking fees	$	1,989,808
Other income		308,395
Total Revenue		2,298,203
Operating Expenses		
Commissions		1,645,338
Employee compensation and benefits		72,244
Deal expenses		282,328
Professional fees		89,500
Regulatory fees		102,280
Other operating expenses		42,743
Rent		19,675
Communications		1,037
Total Expenses		2,255,145
Net Income Before Taxes		43,058
Income tax		32,456
Net Income	$	10,602

See accompanying notes